Confidential Treatment Requested by Inhibrx Biosciences, Inc.

Pursuant to 17 C.F.R. Section 200.83

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

March 4, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jimmy (CF) McNamara and Suzanne Hayes Division of Corporation Finance Office of Life Sciences

Re:	Inhibrx Biosciences, Inc. Draft Registration Statement on Form 10 CIK No. 0002007919

Dear Mr. McNamara and Ms. Hayes:

On behalf of Inhibrx Biosciences, Inc., a Delaware corporation (the “Company”), we confidentially submitted in electronic form for nonpublic review the accompanying Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement on Form 10 for the Company’s common stock (the “Registration Statement”) as originally submitted with the Securities and Exchange Commission (the “Commission”) on January 26, 2024.

Amendment No. 1 reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated February 29, 2024 (the “Comment Letter”), and the inclusion of certain other information in order to comply with requirements under the Commission’s rules and regulations. The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1. For your convenience, set forth below are the Staff’s comments followed by the Company’s responses thereto. All references to page numbers in our responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) to Amendment No. 1.

The Company respectfully submits the following as its responses to the Staff:

Confidential Treatment Requested by Inhibrx Biosciences, Inc.

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

Division of Corporation Finance

March 4, 2024

Draft Registration Statement on Form 10

What conditions must be satisfied to complete the Spin-Off?, page xi

1.	Please clarify which conditions are waivable. For example, it appears that you would be unable to waive the condition that there is “no legal restraint against the Separation, Distribution, or the Merger.” If you believe you are able to waive this condition, please explain how you proceed if there are legal restraints.

In response to the Staff’s comment, the Company has revised the disclosure to clarify that each of the listed conditions may be waived. Please see pages xi and 67 of Amendment No. 1.

The Company respectfully advises the Staff that, prior to waiving any condition, the applicable party would consider the consequences of such waiver, which will vary depending on the particular condition and the facts and circumstances surrounding a waiver of such condition. As a result of the number and extent of such potential facts and circumstances, it is impracticable to predict and address the material consequences of such hypothetical waivers.

However, if there was a legal restraint preventing the consummation of the Merger, the parties could waive the legal restraint condition relating to the Merger and proceed with the Separation and Distribution because, notwithstanding the timing or completion of the transactions contemplated by the Merger Agreement, RemainCo, as a standalone public company, could decide it is in the best interests of its stockholders to consummate a spin-off of SpinCo and have SpinCo be a separate public company.

If there was a legal restraint preventing the consummation of the Separation or the Distribution, the parties are contractually entitled to waive the legal restraint condition relating to the Separation and the Distribution pursuant to the terms of the Separation and Distribution Agreement. However, as noted above, prior to waiving the legal restraint condition relating to the Separation and the Distribution, the applicable parties would need to evaluate the consequences of waiving such condition and, as a result, although contractually entitled to waive such condition, neither party expects to waive such condition. As a result, the Company has also removed the disclosure on page xi implying that it might proceed with the Spin-Off if faced with a litigation giving rise to any preliminary or permanent injunction sought to prevent the consummation of the Spin-Off.

Information Statement Summary

Overview, page 1

2.	We note your disclosure that INBRX-109 is in a potentially registration-enabling trial in Chondrosarcoma. Please define the term “registration-enabling” and explain why this study is “potentially” registrational-enabling. Your discussion should clarify the factors that will determine whether it is a registrational and who will make such determination. In addition, please provide balancing disclosure, as you do on page 14, that there can be no assurances that any of your clinical trials will ultimately be successful or support further clinical development, including development in registration-enabling trials of any of your therapeutic candidate.

In response to the Staff’s comment, the Company has removed the terms “registration-enabling” and “potentially registration-enabling” throughout Amendment No. 1. Please see pages 1, 14, 81, 83, 85, 136, 140 of Amendment No. 1.

Confidential Treatment Requested by Inhibrx Biosciences, Inc.

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

Division of Corporation Finance

March 4, 2024

In response to the Staff’s comment, the Company has also included additional disclosure in the “Summary of Risk Factors” regarding the risks associated with its clinical trials in order to provide balancing disclosure in the “Information Statement Summary” indicating that there can be no assurances that any of the Company’s clinical trials will ultimately be successful or support further clinical development, including development in trials, of any of the Company’s therapeutic candidates. Please see page 3 of Amendment No. 1.

3.	Please revise your information statement summary to briefly explain scientific or technical terms the first time they are used. By the way of example only, we note the following terms:

●	Valent
●	Agonist Function

In response to the Staff’s comment, the Company has revised the Information Statement to briefly explain scientific or technical terms the first time they are used. Please see the “Glossary of Terms” on pages iv and v of Amendment No. 1.

4.	Please revise your graphics here, and elsewhere in the prospectus, to ensure that all text is legible.

In response to the Staff’s comment, the Company has revised its graphics throughout the Information Statement to ensure that all text is legible.

5.	Please revise your pipeline table to more specifically describe the therapeutic indication(s) you are developing your candidates to treat.

In response to the Staff’s comment, the Company has revised its pipeline table to more specifically describe the therapeutic indications that the Company is currently investigating for each of its clinical candidates. Please see pages 1-2, 81 and 136 of Amendment No. 1.

Our Strategy, page 2

6.	With respect to your strategy to “rapidly advance and optimize the clinical development" of your lead programs." Please delete the statement that you believe your programs have the potential to reach the marketplace as soon as 2026 with your first commercial therapeutic. Such a prediction is speculative and requires you to predict the outcome of your ongoing clinical trials, as well as the regulatory decisions and timing with respect to additional clinical trials and approval. Additionally, provide balancing disclosure indicating that that results of preclinical studies and early stage clinical trials of your therapeutic candidates may not be predictive of the results of later stage clinical trials, your initial intent to seek approval as a second or third-line therapy, your novel and unproven approach to protein engineering, and unforeseen circumstances, such as the partial clinical hold experienced in 2023, can lead to delays and additional expense.

In response to the Staff’s comment, the Company has deleted the statement that it believes its programs have the potential to reach the marketplace as soon as 2026 with its first commercial therapeutic. Please see pages 2 and 82 of Amendment No. 1.

Confidential Treatment Requested by Inhibrx Biosciences, Inc.

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

Division of Corporation Finance

March 4, 2024

In response to the Staff’s comment, the Company has also included additional disclosure in the “Summary of Risk Factors” regarding the risks associated with its clinical trials in order to provide balancing disclosure in the “Information Statement Summary.” Please see page 3 of Amendment No. 1.

Risk Factors
Risks Related to the Development, Clinical Testing and Commercialization of Our Therapeutic Candidates, page 13

7.	Please include a separate, standalone risk factor disclosing that your approach to protein engineering is "novel and unproven, and as such, the cost, time needed to develop, and likelihood of success may be more uncertain" than if you employed more established drug development approaches.

In response to the Staff’s comment, the Company has included a separate, standalone risk factor disclosing that its approach to protein engineering is novel and unproven, and as such, the cost, time needed to develop, and likelihood of success may be more uncertain than if it employed more established drug development approaches. Please see page 14 of Amendment No. 1.

Our therapeutic candidates may cause undesirable side effects that could delay or prevent their marketing approval…, page 14

8.	We note your disclosure on page 15 that certain trial participants have in the past experienced serious adverse events that could be related to one of your therapeutic candidates. Please revise to describe all serious adverse events that occurred in your clinical trials and quantify the number of occurrences. With respect to the disclosures regarding the partial clinical hold and grade 5 hepatotoxicity event on pages 14 and 86, please define “grade 5” and confirm, if true, that this is a serious adverse event.

In response to the Staff’s comment, the Company has revised the disclosure to describe the serious adverse events in its clinical trials and quantify the number of occurrences. The Company has also revised the disclosure regarding the partial clinical hold and grade 5 hepatotoxicity event to define “grade 5” and to confirm that this is a serious adverse event. Please see pages 14, 15, 86 and 87 of Amendment No. 1.

We are currently party to license agreement with Elpiscience and Transcenta for the development…, page 18

9.	Please disclose, as you do on page 93, that the Transcenta Agreement includes development and, if approved, commercialization in China, Hong Kong, Macau and Taiwan for INBRX-109.

In response to the Staff’s comment, the Company has revised the disclosure to clarify that the Transcenta Agreement includes development and, if approved, commercialization in China, Hong Kong, Macau and Taiwan for INBRX-109. Please see page 18 of Amendment No. 1.

Confidential Treatment Requested by Inhibrx Biosciences, Inc.

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

Division of Corporation Finance

March 4, 2024

Business

Our Pipeline, page 81

10.	Please revise your disclosure on page 86 to clarify that the grade 5 hepatotoxicity event was a serious adverse event. Additionally, with response to your disclosure that the adverse events related to Part 1 of your INBRX-106 trial being "mostly mild or moderate" and patients in the Parts 3 and 4 of this trial having “predominantly mild or moderate immune-related toxicities.” Please clarify whether any of these adverse events were considered to be serious adverse events.

In response to the Staff’s comment, the Company has revised the disclosure to clarify that the grade 5 hepatotoxicity event was a serious adverse event and to provide further details regarding the adverse events related to its INBRX-106 trials, including to clarify that they were non-serious adverse events. Please see pages 87, 89 and 90 of Amendment No. 1.

The 2020 2seventy Agreement, page 94

11.	With respect to the 2020 2seventy Agreement, please revise to clarify when the patent underlying the royalty term is expected to expire.

In response to the Staff’s comment, the Company has revised the disclosure to clarify that as of December 31, 2023, no applicable patent applications have been filed with respect to the 2020 2seventy Agreement. Please see page 92 of Amendment No. 1.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 129

12.	Please provide us an accounting analysis supporting your conclusion that carve out financial statements are not required for Inhibrx Biosciences Inc. that includes your valuation of the INBRX-101 Business, also referred to as RemainCo Business, compared to the SpinCo Business and consideration of the $2.2 billion transaction value for the sale of INBRX-101 to Sanofi as announced on January 23, 2024. In this regard, explain how the Chiesi Option Agreement is expected to impact your sale of the 1INBRX-01 Business to Sanofi. Refer us to the technical guidance upon which you relied. Also, provide the Exhibits and Schedules that appear to have been omitted from the Separation and Distribution Agreement in Form 8-K filed by Inhibrx Inc. on January 23, 2024.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that its conclusion that carve out financial statements are not required is based on the Company’s accounting conclusion that the spin-off of Inhibrx Biosciences, Inc., or SpinCo, by Inhibrx, Inc. should be accounted for as a reverse spin-off based on the guidance in ASC 505-60-25-8, in addition to the Company’s determination that carve out financials would not provide additional value to investors.

Confidential Treatment Requested by Inhibrx Biosciences, Inc.

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

Division of Corporation Finance

March 4, 2024

Reverse Spin-Off Analysis

Per ASC 505-60-25-8, in order to determine the required accounting and reporting in a spin-off transaction, an entity needs to determine which party is the accounting spinnor and which is the accounting spinnee. In determining whether reverse spin-off accounting is appropriate (i.e., the legal spinnee is the accounting spinnor), a presumption exists that a spin-off be accounted for based on its legal form, in other words, that the legal spinnor is also the accounting spinnor. However, that presumption may be overcome. An evaluation of the following indicators was considered in that regard. Nevertheless, no one indicator is considered presumptive or determinative under ASC 505-60-25-8.

a)	The size of the legal spinnor and the legal spinnee. All other factors being equal, in a reverse spin-off, the accounting spinnor (legal spinnee) is larger than the accounting spinnee (legal spinnor). The determination of which entity is larger is based on a comparison of the assets, revenues, and expenses of the two entities. There are no established bright lines that shall be used to determine which entity is the larger of the two.

Management considered the assets, revenues and expenses of Inhibrx, Inc. as expected to be allocated in the spin-off between RemainCo and SpinCo.

●	Assets: RemainCo will not receive any assets other than certain specifically identifiable prepaid expenses. All equipment and other assets necessary for ongoing operations will be retained by SpinCo.

●	Revenues & Expenses: As revenues are immaterial at $1.8 million, the most relevant metric to analyze for this indicator is earnings, which is primarily driven by operating expenses. Management used significant judgement in estimating what constituted RemainCo expenses since Inhibrx, Inc. does not track all R&D expenses on a program-by-program basis (as discussed further in response to comment 13 below). Only approximately 25% of Inhibrx, Inc.’s operating expenses are directly attributable to RemainCo. SpinCo will continue to have a large majority of the ongoing expenses (e.g., all retained employees, no reduction to facilities, continued clinical trials, and research and development, etc.) post-transaction.

Based on the analysis summarized above, SpinCo is substantially larger than RemainCo, which strongly indicates that SpinCo, the legal spinnee, is the accounting spinnor.

b)	The fair value of the legal spinnor and the legal spinnee. All other factors being equal, in a reverse spin-off, the fair value of the accounting spinnor (legal spinnee) is greater than that of the accounting spinnee (legal spinnor).

Assuming an Inhibrx, Inc. stock price of $36.63 (closing stock price on February 29, 2024) and given the merger consideration for RemainCo is $30.00 per share, the SpinCo stock price has a maximum implied value of $6.63 per share. This implies an approximate relative fair value of at least 82% for the legal spinnor and 18% for the legal spinnee.

The proposed purchase of RemainCo by Aventis Inc. implies a fair value of up to approximately $2.2 billion, including cash consideration paid to stockholders of RemainCo common stock, as well as the value of the CVR and payoff of outstanding debt.

This indicator strongly supports RemainCo, the legal spinnor, as the accounting spinnor.

Confidential Treatment Requested by Inhibrx Biosciences, Inc.

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

Division of Corporation Finance

March 4, 2024

c)	Senior management. All other factors being equal, in a reverse spin-off, the accounting spinnor (legal spinnee) retains the senior management of the formerly combined entity. Senior management generally consists of the chairman of the board, chief executive officer, chief operating officer, chief financial officer, and those divisional heads reporting directly to them, or the executive committee if one exists.

No senior management will be retained by RemainCo. All currently active executive officers of Inhibrx, Inc. at the time of the separation will continue to be employed by SpinCo. In addition, all members of the Inhibrx, Inc. board of directors will comprise the board of directors of SpinCo. The board members will not be involved as board members for RemainCo after the transactions. This continuity demonstrates SpinCo as the surviving entity in substance and supports SpinCo as the accounting spinnor.

This indicator strongly supports that SpinCo, the legal spinnee, is the accounting spinnor.

d)	Length of time to be held. All other factors being equal, in a reverse spin-off, the accounting spinnor (legal spinnee) is held for a longer period than the accounting spinnee (legal spinnor). A proposed or approved plan of sale for one of the separate entities concurrent with the spin-off may identify that entity as the accounting spinnee.

Concurrently with the effectiveness of the spin-off of SpinCo, RemainCo will be acquired by and merged into Aventis Inc. SpinCo will continue to operate, executing on its two other clinical programs and its clinical pipeline, with no further plans in place to divest additional components of the business or merge with a third-party.

This indicator strongly supports that SpinCo, the legal spinnee, is the accounting spinnor.

Based on the analysis in (a) through (d) above, the Company determined that the presumption that a spin-off should be accounted for on its legal form was overcome in this case, and, accordingly, the spin-off should be accounted for as a reverse spin-off.

Financial Statements to be Filed

In a reverse spin-off, the financial statements required to be included in the Form 10 would be the audited financial statements of the existing registrant which, in this case, would be the historically filed financial statements of Inhibrx, Inc.

As the SEC Staff advised at the 2014 AICPA Conference on Current SEC and PCAOB Developments, the Company considered the unique facts and circumstances of the reverse spin-off to determine whether carve out financials would be required in addition to the historical audited financial statements. Management assessed the following factors:

●	Under Regulation S-X Article 11, SpinCo is required to furnish pro forma financial statements that give effect to the removal of assets, liabilities, and operations specifically identifiable and directly attributable to the 101 Business, thereby providing a factually supportable view of RemainCo’s operations.

Confidential Treatment Requested by Inhibrx Biosciences, Inc.

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

Division of Corporation Finance

March 4, 2024

●	Under SAB Topic 1-B, to furnish carve out financials, Inhibrx, Inc. would be required to allocate expenses between SpinCo and RemainCo. The carve out financial statements would not be representative of SpinCo’s ongoing operational expenses since no employees, facilities, or operations will be transferred to RemainCo and SpinCo will retain all such expenses on an ongoing basis following the close of the transaction. Accordingly, the Company believes such carve out financial information would present investors with an incomplete and misleading view of SpinCo’s ongoing expenses.

Based on the above, management does not believe including carve out financial statements of SpinCo in the Information Statement would provide any additional value or material information to investors. Additionally, management believes the pro forma financial information will be more representative of SpinCo’s operations on an ongoing basis than carve out financial statements.

Chiesi Option Agreement

With respect to the Chiesi Option Agreement, the Company respectfully advises the Staff that on September 18, 2023, Chiesi declined to exercise its option for the ex-North American rights, resulting in the expiration of the Chiesi Option Agreement (upon the lapse of the option period), and Inhibrx, Inc. retaining global rights to develop and commercialize INBRX-101. Please see the Company’s disclosure on pages 139 and F-23 of Amendment No. 1.

Omitted Exhibits and Schedules

With respect to the exhibits omitted from the Separation and Distribution Agreement, the Company respectfully advises the Staff that the only two exhibits attached to the Separation and Distribution Agreement are the Form of Transition Services Agreement and the Form of SpinCo Bylaws, which have been filed as Exhibit 10.1 and Exhibit 3.2 to Amendment No. 1, respectively. As a result, investors have access to each agreement that was an exhibit to the Separation and Distribution Agreement.

With respect to the schedules omitted from the Separation and Distribution Agreement, the Company respectfully advises the Staff that such schedules are not required to be filed pursuant to Item 601(a)(5) of Regulation S-K because such schedules do not contain information material to an investment or voting decision and the information is not otherwise disclosed in the Separation and Distribution Agreement or in the Information Statement. In accordance with Item 601(a)(5) of Regulation S-K, the filed copy of the Separation and Distribution Agreement includes a list of the schedules to convey the subject matter of the omitted schedules. In accordance with Item 601(a)(5) of Regulation S-K, although the Staff has not yet requested a copy of the omitted schedules, the Company is supplementally providing a copy of the omitted schedules to the Staff for confidential review.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 134

13.	You disclose on page 139 that you do not track your internal research and development expenses on a program-by-program basis as they primarily relate to personnel, early research and consumable costs, which are deployed across multiple projects under development. To the extent you track your external research and development expenses on a program-by-program basis, revise to quantify the expenses on that basis. If you do not track your external costs, disclose that fact.

Confidential Treatment Requested by Inhibrx Biosciences, Inc.

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

Division of Corporation Finance

March 4, 2024

In response to the Staff’s comment, the Company confirms that it currently does not track all external research and development (“R&D”) expenses by program.

The Company’s R&D expenses are comprised of internal and external expenses. As disclosed, the Company’s internal R&D expenses “primarily relate to personnel, early research and consumable costs, which are deployed across multiple projects under development.” Certain of the Company’s external R&D expenses incurred under agreements with third parties, such as clinical research organizations (“CROs”) for clinical trials and with contract development and manufacturing organizations (“CDMOs”) for manufacturing of our therapeutic candidates, are tracked by program; however, those expenses make up only a portion of the expenses attributable to that given program. Disclosure of the external R&D spend by program could be misleading to investors given that it represents only a portion of the total spend. The Company also believes that disclosing external R&D expenses by program could be harmful to its competitive position and therefore, to its stockholders. For example, if the Company were to provide such disclosure, its ability to negotiate competitive terms with potential CROs and CDMOs could be negatively affected since third parties would potentially be able to deduce the amounts the Company pays for certain work related to a program.

In response to the Staff’s comment, the Company has expanded its disclosure to include a statement regarding how the Company manages its R&D expenses and that the Company does not track its total R&D expenses on a program-by-program basis. Please see page 140 of Amendment No. 1. The Company will continue to provide narrative disclosure about the material drivers affecting period-over-period changes in R&D expenses.

Notes to Consolidated Financial Statements

6. License and Grant Revenues, page F-21

14.	Please revise Note 6 or elsewhere in your footnotes as applicable to provide disclosure regarding your collaboration with Transcenta including to provide quantification of the terms governing the license agreement, the key assumptions and methods used to report activity under the agreements, and the associated impact on your financial statements. Refer us to the technical guidance upon which you relied.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has not performed any work nor recognized any revenue under the Transcenta agreements during either of the periods presented in this filing, nor does the Company anticipate work or revenues under the Transcenta agreements in the foreseeable future. The most recent activity under the agreement was in 2019 and was disclosed in Inhibrx, Inc.’s 2020 Form 10-K.

Confidential Treatment Requested by Inhibrx Biosciences, Inc.

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

Division of Corporation Finance

March 4, 2024

Further, to prevent any implication that all collaboration agreements will be discussed in the footnotes, the Company has revised the following wording in MD&A under “Collaboration and License Agreements” regarding further discussion of collaboration agreements in the Footnotes in Inhibrx, Inc.’s Form 10-K for 2023 which will be included in the Company’s subsequent Form 10 filing:

Original wording, per the DRS as filed with the Commission on January 26, 2024:

In addition to these contracts, we have entered into strategic collaborations with other third parties, including Phylaxis BioScience, LLC, or Phylaxis, Transcenta, and Elpiscience. For more information regarding these agreements, refer to “Index to Consolidated Financial Statements — Notes to Consolidated Financial Statements — Note 6, License and Grant Revenues and Note 7, Related Party Transactions.”

Revised wording, per Amendment No. 1:

See Note 6 to our consolidated financial statements included in the Information Statement for additional information on our collaboration and license agreements.

* * *

Confidential Treatment Requested by Inhibrx Biosciences, Inc.

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

Division of Corporation Finance

March 4, 2024

If you have any questions regarding Amendment No. 1 and the Information Statement, please do not hesitate to contact the undersigned at (212) 373-3588 or Leah Pollema at (858) 795-4210 or leah@inhibrx.com.

Sincerely,

/s/ Brian M. Janson
Brian M. Janson

cc: Leah Pollema, General Counsel

Kelly Deck, Chief Financial Officer

Inhibrx, Inc.

Krishna Veeraraghavan

Benjamin Goodchild

Christodoulos Kaoutzanis

Paul, Weiss, Rifkind, Wharton & Garrison LLP